Subsidiaries of Orbital ATK, Inc.
as of March 31, 2015

All subsidiaries listed below are 100% owned except where noted.

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization

Alliant Techsystems Operations LLC	Delaware
ATK Launch Systems Inc.	Delaware
ATK Space Systems Inc.	Delaware
COI Ceramics, Inc. (65% Ownership)	California
Orbital International LLC	Delaware
Orbital Sciences Corporation	Delaware
ViviSat LLC (50% Ownership)	Delaware